Exhibit 5.1

79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, Ontario M5K 1N2 Canada P. 416.865.0040 | F. 416.865.7380

www.torys.com
July 19, 2024

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, M5J 2T3, Canada

Dear Sirs/Mesdames:

RE:	Alamos Gold Inc. (the “Corporation”)

We have acted as counsel to the Corporation in connection with the filing on the date hereof of a Registration Statement on Form S-8 (the “Form S-8”) with respect to Class A common shares of the Corporation (the “Common Shares”) issuable pursuant to the Alamos Gold Inc. Legacy Stock Option Plan (Argonaut) (the “Stock Option Plan”), which was adopted on July 12, 2024 pursuant to an arrangement agreement dated as of March 24, 2024, as amended on May 24, 2024, by and between the Corporation and Argonaut Gold Inc., a corporation incorporated under the laws of the Province of Ontario. We have made such investigations and examined originals or copies certified or otherwise identified to our satisfaction of documents, records and certificates of the Corporation as we have considered necessary or relevant for the purposes of this opinion including:
(a)    the articles and by-laws of the Corporation;
(b)    the Stock Option Plan; and
(c)    the resolutions of the board of directors of the Corporation authorizing and ratifying the issuance of the Common Shares under the Stock Option Plan.
In giving this opinion, with regard to all documents examined by us, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as duplicates, certified, conformed, telecopied or photostatic copies, the authenticity of the originals of such latter documents and the legal capacity of all natural persons who have executed any such documents.
We have also assumed that all Common Shares issued under the Stock Option Plan will be issued for consideration in property or past services that is not less in value than the fair equivalent of the money that the Corporation would have received if the Common Shares had been issued for money.
Based and relying upon and subject to the foregoing, we are of the opinion that the Common Shares will be validly issued and outstanding as fully paid and non-assessable shares (upon issuance and payment of the exercise price therefor in accordance with the Stock Option Plan).
The foregoing opinion is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Our opinion is given as of the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof.
We consent to the filing of this opinion as an exhibit to the Form S-8. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Yours truly,
/s/ Torys LLP